EXHIBIT 21.1
PRINCIPAL SUBSIDIARIES

Name of Subsidiary	Jurisdiction in Which Organized or Incorporated

Consolidated Subsidiaries of Stoneridge, Inc.:
Stoneridge Electronics AB	Sweden
Stoneridge Electronics AS	Estonia
Stoneridge Electronics Ltd.	Scotland
Stoneridge Electronics Srl	Italy
Stoneridge Pollak Ltd.	England
Stoneridge International Financial Services Company	Ireland
Stoneridge Control Devices, Inc.	Massachusetts, United States
Stoneridge Electronics, Inc.	Texas, United States
Alphabet de Mexico SA de CV	Mexico
Alphabet de Mexico de Monclova SA de CV	Mexico
TED de Mexico SA de CV	Mexico
Stoneridge Asia Pacific Electronics (Suzhou) Co. Ltd.	China

Equity Method Investees of Stoneridge, Inc.:
PST Indústria Eletrônica da Amazônia Ltda.	Brazil
Minda Instruments Ltd.	India